UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sutro Biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

869367102

(CUSIP Number)

September 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)

CUSIP No. 869367102

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Merck & Co., Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,723,509

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,723,509

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,723,509

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.9%*

12	Type of Reporting Person (See Instructions) CO

*  Based on 22,823,630 shares of the Issuer’s common stock outstanding immediately following the Issuer’s public offering, which includes the full exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 27, 2018, which is part of the Issuer’s Registration Statement.

CUSIP No. 869367102

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Merck Sharp & Dohme Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,723,509

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,723,509

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,723,509

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.9%*

12	Type of Reporting Person (See Instructions) CO

*  Based on 22,823,630 shares of the Issuer’s common stock outstanding immediately following the Issuer’s public offering, which includes the full exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 27, 2018, which is part of the Issuer’s Registration Statement.

Item 1.
	(a)	Name of Issuer Sutro Biopharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 310 Utah Avenue, Suite 150 South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing (1) Merck & Co., Inc. (2) Merck Sharp & Dohme Corp.
(b)

Address of Principal Business Office or, if none, Residence
(1) Merck & Co., Inc.: 2000 Galloping Hill Road, Kenilworth, NJ 07033

(2) Merck Sharp & Dohme Corp.: One Merck Drive, Whitehouse Station, NJ 08889

	(c)	Citizenship (1) Merck & Co., Inc.: New Jersey (2) Merck Sharp & Dohme Corp.: New Jersey
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 869367102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    2,723,509

The reported securities are owned directly by Merck Sharp & Dohme Corp. (“MSD”), which is a direct, wholly owned subsidiary of Merck & Co., Inc. (“Merck”). Merck is an indirect beneficial owner of the reported securities.

(b)

Percent of class:    11.9%

Based on 22,823,630 shares of the Issuer’s common stock outstanding immediately following the Issuer’s public offering, which includes the full exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 27, 2018, which is part of the Issuer’s Registration Statement.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9
(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9
(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9
(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2018

MERCK & CO., INC.

	By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Senior Assistant Secretary

MERCK SHARP & DOHME CORP.

	By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Sutro Biopharma, Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of October 4, 2018.

MERCK & CO., INC.

By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Senior Assistant Secretary

MERCK SHARP & DOHME CORP.

By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary